# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clean Energy Fuels Corp., CIK 0001368265
CUSIP: 184499101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4675 MacArthur Court, Suite 800, Newport Beach, California (CA), 92600
Date of event which requires filing of this statement: 10/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001550758

## Reporting persons
- Stonepeak CLNE-W Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) Shares of Clean Energy Fuels Corp.'s (the "Issuer") common stock, par value $0.0001 (the "Common Stock"), reported herein represent the right of Stonepeak CLNE-W Holdings LP, a Delaware limited partnership ("Stonepeak CLNE-W"), to receive 20,050,618 shares of Common Stock pursuant to that certain warrant agreement, dated as of December 12, 2023, by and among the Issuer and Stonepeak CLNE-W (the "Warrant Agreement"), upon Stonepeak CLNE-W's exercise of certain of the Issuer's warrants issued to Stonepeak CLNE-W pursuant to such Warrant Agreement (the "Warrants"). The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.
- Stonepeak Opportunities Fund Associates LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) The shares of Common Stock reported herein represent the right of Stonepeak CLNE-W to receive 20,050,618 shares of Common Stock pursuant to the Warrant Agreement upon Stonepeak CLNE-W's exercise of the Warrants issued to Stonepeak CLNE-W thereby. The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.
- Stonepeak Opportunities Fund GP Investors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) The shares of Common Stock reported herein represent the right of Stonepeak CLNE-W to receive 20,050,618 shares of Common Stock pursuant to the Warrant Agreement upon Stonepeak CLNE-W's exercise of the Warrants issued to Stonepeak CLNE-W thereby. The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.
- Stonepeak GP Investors Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) The shares of Common Stock reported herein represent the right of Stonepeak CLNE-W to receive 20,050,618 shares of Common Stock pursuant to the Warrant Agreement upon Stonepeak CLNE-W's exercise of the Warrants issued to Stonepeak CLNE-W thereby. The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.
- Stonepeak GP Investors Upper Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) The shares of Common Stock reported herein represent the right of Stonepeak CLNE-W to receive 20,050,618 shares of Common Stock pursuant to the Warrant Agreement upon Stonepeak CLNE-W's exercise of the Warrants issued to Stonepeak CLNE-W thereby. The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.
- Stonepeak GP Investors Holdings Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) The shares of Common Stock reported herein represent the right of Stonepeak CLNE-W to receive 20,050,618 shares of Common Stock pursuant to the Warrant Agreement upon Stonepeak CLNE-W's exercise of the Warrants issued to Stonepeak CLNE-W thereby. The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.
- Dorrell Michael B.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,050,618; sole dispositive power 0; shared dispositive power 20,050,618; aggregate amount beneficially owned 20,050,618 (8.4% of the class)
  Comment: (1) The shares of Common Stock reported herein represent the right of Stonepeak CLNE-W to receive 20,050,618 shares of Common Stock pursuant to the Warrant Agreement upon Stonepeak CLNE-W's exercise of the Warrants issued to Stonepeak CLNE-W thereby. The Warrants become exercisable by Stonepeak CLNE-W on December 12, 2025 and the amount of Common Stock underlying such Warrants is subject to certain periodic adjustments as more particularly described in the Warrant Agreement.
  
  (2) The percentage set forth in Row 11 of this Cover Page is based on (i) the 219,289,216 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and (ii) the 20,050,618 shares of Common Stock underlying the Warrants as reported herein.

## Item 1. Issuer
Name of issuer: Clean Energy Fuels Corp.
Address of issuer's principal executive offices: 4675 MacArthur Court, Suite 800, Newport Beach, California, 92600

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the "Reporting Persons":

i. Stonepeak CLNE-W;
ii. Stonepeak Opportunities Fund Associates LP, a Delaware limited partnership ("Stonepeak Opportunities Fund Associates");
iii. Stonepeak Opportunities Fund GP Investors LP, a Delaware limited partnership ("Stonepeak Opportunities Fund GP Investors");
iv. Stonepeak GP Investors Holdings LP, a Delaware limited partnership ("Stonepeak GP Investors Holdings");
v. Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership ("Stonepeak GP Investors Upper Holdings");
vi. Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company ("Stonepeak GP Investors Holdings Manager"); and
vii. Michael B. Dorrell, a U.S. Citizen.

Stonepeak CLNE-W is the record holder of the Warrants that are exercisable (as of December 12, 2025) for the shares of Common Stock reported herein. Mr. Dorrell is the sole member of Stonepeak GP Investors Holdings Manager, which is the general partner of Stonepeak GP Investors Upper Holdings, which is the general partner of Stonepeak GP Investors Holdings, which is the general partner of Stonepeak Opportunities Fund GP Investors, which is the general partner of Stonepeak Opportunities Fund Associates, which is the general partner of Stonepeak CLNE-W. As such, each of these entities and individuals may be deemed to have or share beneficial ownership of the securities held of record by Stonepeak CLNE-W.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence: The address of the principal business office for each Reporting Person is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.
Citizenship:
i. Stonepeak CLNE-W - Delaware
ii. Stonepeak Opportunities Fund Associates - Delaware
iii. Stonepeak Opportunities Fund GP Investors - Delaware
iv. Stonepeak GP Investors Holdings - Delaware
v. Stonepeak GP Investors Upper Holdings - Delaware
vi. Stonepeak GP Investors Holdings Manager - Delaware
vii. Michael B. Dorrell - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of October 15, 2025, by and among the Reporting Persons (filed herewith)

## Signatures
- Stonepeak CLNE-W Holdings LP: /s/ Michael B. Dorrell, Michael B. Dorrell on behalf of STONEPEAK CLNE-W HOLDINGS LP (1) (10/15/2025)
- Stonepeak Opportunities Fund Associates LP: /s/ Michael B. Dorrell, Michael B. Dorrell on behalf of STONEPEAK OPPORTUNITIES FUND ASSOCIATES LP (1) (10/15/2025)
- Stonepeak Opportunities Fund GP Investors LP: /s/ Michael B. Dorrell, Michael B. Dorrell on behalf of STONEPEAK OPPORTUNITIES FUND GP INVESTORS LP (1) (10/15/2025)
- Stonepeak GP Investors Holdings LP: /s/ Michael B. Dorrell, Michael B. Dorrell on behalf of STONEPEAK GP INVESTORS HOLDINGS LP (1) (10/15/2025)
- Stonepeak GP Investors Upper Holdings LP: /s/ Michael B. Dorrell, Michael B. Dorrell on behalf of STONEPEAK GP INVESTORS UPPER HOLDINGS LP (1) (10/15/2025)
- Stonepeak GP Investors Holdings Manager LLC: /s/ Michael B. Dorrell, Michael B. Dorrell on behalf of STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC (1) (10/15/2025)
- Dorrell Michael B.: /s/ Michael B. Dorrell, Michael B. Dorrell (10/15/2025)
Comment: (1) Michael B. Dorrell is the Chairman, Chief Executive Officer and Co-Founder of Stonepeak GP Investors Holdings Manager LLC, the general partner of Stonepeak GP Investors Upper Holdings LP, the general partner of Stonepeak GP Investors Holdings LP, the general partner of Stonepeak Opportunities Fund GP Investors LP, the general partner of Stonepeak Opportunities Fund Associates LP, the general partner of Stonepeak CLNE-W Holdings LP.